1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 9, 2014

VIA EDGAR

Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)

File Nos. 333-37115, 811-08399

Dear Mr. Cowan:

In an October 10, 2014 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 74 (“PEA 74”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 76 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on September 8, 2014. PEA 74 was filed to register Class M shares of the PIMCO CommodityRealReturn® Strategy Portfolio and the PIMCO Emerging Markets Bond Portfolio, each an existing series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 74.

All Prospectuses

Comment 1: The Shareholder Fees section of each Portfolio’s fee table states “None.” Delete “None” and revise to state “N/A” (or delete the caption in its entirety) to avoid potential investor confusion in light of the variable contract fees and expenses that may be charged in addition to the fees and expenses of the Portfolio.

Response: The sentence immediately preceding the Shareholder Fees section of the fee table states “[o]verall fees and expenses of investing in the Portfolio are higher than shown because the table does not reflect variable contract fees and expenses.” In light of this sentence, the Registrant believes the possibility for investor confusion is remote. Furthermore, the current response of “None” is the most accurate description of the shareholder fees charged by the Portfolio. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Mark Cowan December 9, 2014 Page 2

Comment 2: One Portfolio includes fee table footnotes relating to the Portfolio’s interest expense. Such footnotes are neither permitted nor required by Form N-1A. Please delete.

Response: The Registrant’s response, set forth below, is the same as the response provided to similar comments to several of the Registrant’s prior post-effective amendments, including, most recently, a comment to Post-Effective Amendment No. 68.1

To the extent the Portfolio enters into certain investments, such as reverse repurchase agreements, the Portfolio incurs interest expense. Interest expense is required to be treated as an expense of the Portfolio for accounting purposes,2 but the amount of interest expense, if any, will vary from year to year with the Portfolio’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Portfolio has a “unified fee” structure wherein the Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolio. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Portfolio’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Portfolio, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Portfolio does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Portfolio’s

[1]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 68, at comment 2 (March 28, 2014).

[2]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Mark Cowan December 9, 2014 Page 3

interest expense. As interest expense may vary, causing the Portfolio to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).3 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).4 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Portfolio with other mutual funds. Without the current fee table footnotes describing the relevant Portfolio’s interest expense and its effect on such Portfolio’s expense ratio, the Registrant believes the Portfolio’s fee tables would not adequately facilitate an investor comparison of the Portfolio’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Portfolio has a unique unified fee structure as described above, what comprises “Other Expenses” for the Portfolio is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Portfolio’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Portfolio does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Portfolio, investors in the relevant Portfolio have reasonably come to expect that the total expense ratio of the Portfolio is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the Portfolio needs to disclose “Other Expenses,” investors may not understand that the Portfolio operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm

[3]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Inv. Co. Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[4]	Id. at 16-17.

Mark Cowan December 9, 2014 Page 4

where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Portfolio’s unified fee structure unless the Portfolio includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Portfolio] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Portfolio’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Portfolio’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Portfolio’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 3: To the extent Short Sale Risk is a principal risk of investing in a Portfolio, confirm whether the expenses associated with short sales will be reflected in the Portfolio’s fee table.

Response: To the extent a Portfolio has incurred expenses relating to dividends paid on short sales, such Portfolio will reflect such actual expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. A Portfolio may not incur such short sale expenses if the Portfolio obtains short exposure through derivative instruments that do not result in short sale expenses for the Portfolio. For example, when investing in short positions with respect to an index, the Portfolio may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Portfolio would not be liable for any dividends paid by the stocks comprising the index during the time the Portfolio is shorting a future on the index.

Mark Cowan December 9, 2014 Page 5

Through this and other similar methods of short exposure, the Portfolios may not incur expenses related to the payment of dividends on short sales.

Comment 4: Each Portfolio’s performance information section includes a description of the Portfolio’s broad-based securities market index. Such description is neither permitted nor required by Form N-1A. Please delete.

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Portfolio] and prospective investors.” The Registrant believes that a concise narrative description of the Portfolio’s broad-based securities market index is “effective communication” within the meaning of the General Instruction. As the Registrant is required to compare the Portfolio’s performance against the performance of a broad-based securities market index, the Registrant believes it is “effective communication” to concisely describe the index to investors, particularly since the index serves as a benchmark for the Portfolio’s performance. Moreover, the inclusion of the narrative description, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Registrant believes the narrative description of the index provides helpful, clarifying information for investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

PIMCO CommodityRealReturn® Strategy Portfolio

Comment 5: Explain how the Dow Jones-UBS Commodity Index Total Return qualifies as an appropriate broad-based securities market index within the meaning of Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the [Portfolio], its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”5

[5]	Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998).

Mark Cowan December 9, 2014 Page 6

In light of the Portfolio’s investment objective and principal investment strategies, the Registrant believes the Bloomberg Commodity Index Total Return (formerly, the Dow Jones-UBS Commodity Index Total Return) is “appropriate” within the meaning of the Form N-1A definition since the index reflects the market for the principal investments of the Portfolio. Importantly, the index is calculated and administered by an organization unaffiliated with the Portfolio, its investment adviser and principal underwriter.6 The Registrant notes that several other funds use this benchmark as the broad-based index against which they measure their performance, particularly funds with investment objectives and strategies similar to the Portfolio.

PIMCO Emerging Markets Bond Portfolio

Comment 6: The Portfolio’s 80% test references “assets.” Consider revising the Principal Investment Strategies to clarify that “assets” means “net assets plus the amount of borrowings for investment purposes.”

Response: The section of the prospectus titled “Characteristics and Risks of Securities and Investment Techniques—Percentage Investment Limitations” includes the following disclosure:

The Portfolio has adopted a non-fundamental investment policy to invest at least 80% of its assets in investments suggested by its name. For purposes of this policy, the term “assets” means net assets plus the amount of borrowings for investment purposes.

The Registrant believes that this disclosure is sufficient to make clear to shareholders that “assets” under the Portfolio’s 80% test means “net assets plus the amount of borrowings for investment purposes” (i.e., conforms to the definition of “assets” set forth in Rule 35d-1).

Comment 7: If the Portfolio counts derivative instruments towards meeting its names rule policy, confirm that all derivatives are valued at mark-to-market value for purposes of the policy, as opposed to notional value. We note that Rule 35d-1 is an assets-based test, not an exposure-based test.

[6]

“To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter….” Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

Mark Cowan December 9, 2014 Page 7

Response: For each Portfolio that has adopted an 80% investment policy pursuant to Rule 35d-1, the Portfolio will count certain derivative instruments, such as interest rate swaps, credit default swaps in which the Portfolio is buying protection, options on swaps, and Eurodollar futures, at market value in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative (collectively, “Market Value Derivatives”). With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Portfolio is selling protection, the Portfolio counts the full notional value of the derivative in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name because the Portfolio’s exposure to the underlying asset is equal to the notional value (collectively, “Notional Value Derivatives”). For purposes of monitoring a Portfolio’s compliance with its 80% investment policy, the aggregated securities and instruments (including the derivatives noted above) that are suggested by the Portfolio’s name are divided by the value of the Portfolio’s net assets plus borrowings for investment purposes.

Section 35(d) of the 1940 Act codifies the Congressional belief that investors may focus on a fund’s name to determine the fund’s investments and risks.7 The SEC adopted Rule 35d-1 to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis. Furthermore, the requirement that a fund with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.”8 The SEC adopted the rule so that investors were more fully informed about the type of investments to be made by the fund and the potential returns of those investments.

The SEC, however, did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.9 In fact, as recently as 2011, the SEC requested

[7]	Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).

[8]	35d-1 Adopting Release at Sec. I.

[9]

We note that the Staff has informally articulated a view that the various references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Registrant respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as described in greater detail herein. Also, in other

Mark Cowan December 9, 2014 Page 8

comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.10 For example, the SEC expressly requested comment as to whether notional value should be used for purposes of whether a fund is diversified, exposed to securities-related issuers, or is concentrated in a particular industry,11 while noting that a fund’s use of derivatives “also may raise issues” under other 1940 Act provisions, including Section 35(d) and Rule 35d-1.12 The Registrant believes the Derivatives Release indicates the SEC understands that notional value may be an acceptable way to value derivatives for certain purposes and, absent a clear directive to the contrary, that the SEC has not disapproved of the use of notional value in appropriate contexts, such as for purposes of aggregating relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name where the derivative provides exposure to the underlying asset equal to the notional value. Indeed, using notional value to calculate the value of Notional Value Derivatives in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name, is a better indicator of potential investment return and more accurately aligns each Portfolio’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

The Registrant believes this approach is further supported by language in the Rule 35d-1 adopting release. As originally proposed, the rule would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.13 In response to industry comments, the SEC modified this language to require that a fund with a name that suggests the fund focuses its investments in a particular type rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of “value” in a particular rule where it intended for the statutory definition to apply – a direct linkage that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule’s use of “value.” As such, the Registrant respectfully asserts that use of the term “value” in Rule 35d-1 in connection with such Rule’s various references to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) does not require those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act.

[10]	Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011) (“Derivatives Release”).

[11]	Derivatives Release at Secs. III.B.1., IV.D and V.C.

[12]	See Derivatives Release at n. 16.

[13]	35d-1 Adopting Release at n.13.

Mark Cowan December 9, 2014 Page 9

of investment invest at least 80% of its assets in the indicated investments.14 The SEC specifically noted this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”15 Similarly, the adopting release stated that a fund with a name indicating an investment emphasis in a country or geographic region is permitted to count any investment, including derivatives, towards the 80% basket if such investment “would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”16

The Registrant believes these statements indicate that Rule 35d-1 is intended to ensure applicable fund names inform the investor of the “economic characteristics” and “economic fortunes and risks” of the fund’s investments based on investment exposure, not the mark-to-market value of the fund’s investments. For Notional Value Derivatives, the notional value is indicative of the potential return on a particular underlying asset, which means the notional value provides the most accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.17 If a Portfolio were to count only the mark-to-market value of Notional Value Derivatives for purposes of aggregating the Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name, such calculation would not fully reflect the “economic characteristics” or “economic fortunes and risks” of the underlying assets to which the Portfolio is exposed by means of Notional Value Derivatives.

[14]	Id.

[15]	Id.

[16]	See 35d-1 Adopting Release at n. 26.

[17]

See also 35d-1 Adopting Release at n. 13, which permits funds to “look through” repurchase agreements to the collateral underlying the agreement and apply the repurchase agreement toward the 80% basket based on the type of securities comprising the collateral. This is indicative of the SEC’s view that the collateral underlying a repurchase agreement provides the better measure of a fund’s investment exposure attributable to the repurchase agreement, as opposed to the repurchase agreement counterparty. This view is also reflected in Rule 5b-3 under the 1940 Act, which permits a “look through” for purposes of Section 5 diversification testing and Section 12(d)(3) securities-related issuer testing, subject to certain conditions. Based on this reasoning in the 35d-1 Adopting Release, the Registrant believes it may also be appropriate to look through Notional Value Derivatives to the value of the underlying reference asset (i.e., the notional value) in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name.

Mark Cowan December 9, 2014 Page 10

Accordingly, the Registrant believes using the notional value to calculate the value of Notional Value Derivatives in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name is appropriate because the Portfolio’s exposure to the underlying assets is equal to the full notional value of the Notional Value Derivatives. By using a different measure of value (e.g., mark-to-market) with respect to Notional Value Derivatives, the Registrant believes a Portfolio faces the possibility that the Portfolio’s name, and ultimately its investors, will not take into account potential future gains and losses associated with the Portfolio’s Notional Value Derivatives, and that the Portfolio’s return could differ from the investments suggested by the Portfolio’s name.

*                         *                        *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 74 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

December 9, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 76 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on September 8, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Senior Vice President

cc:	Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw